LOEB & LOEB LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

April 7, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Kim
Stephen Krikorian
Marion Graham
Mitchell Austin

Re:	Platinum Analytics Cayman Limited
Draft Registration Statement on Form F-1
Submitted January 24, 2025
CIK No. 0002003033

Dear Messrs. Kim, Krikorian, Graham, and Austin:

On behalf of our client, Platinum Analytics Cayman Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated March 28, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “DRS”). Contemporaneously, we are filing the Amendment No. 1 to the Draft Registration Statement on Form F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1

Cover Page

1.	Revise the registration cover page to include the name, address, and telephone number of the agent for service.

Response: The relevant details of the agent for service have been included on the registration cover page of Amendment No. 1 in response to the Staff’s comment.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission April 7, 2025 Page 2

2.	You disclose you will be a “controlled company” under Nasdaq rules upon the completion of this offering because Huiyi Zheng and Qihong Bao will hold more than 50% of the voting power. Your Principal Shareholders table on page 67 appears to disclose Huiyi Zheng beneficially owns 33.54% your ordinary shares and Qihong Bao beneficially owns 9.95% of your ordinary shares, or 43.44% together. Please revise to reconcile this apparent discrepancy or advise.

Response: In response to the Staff’s comment, the Company informs Staff that it has since conducted a share subdivision and reclassification. Under the share subdivision, the authorized shares of the Company have increased from 5,000,000 ordinary shares of par value of US$0.01 each, to 125,000,000 ordinary shares of par value of US$0.0004 each. In the share reclassification, the 125,000,000 authorized ordinary shares of the Company have been re-classified into 100,000,000 Class A ordinary shares on a one-for-one basis, each with 1 vote per share, and 25,000,000 Class B ordinary shares on a one-for-one basis, each with 20 votes per share. As part of this, all current issued 28,652,925 shares of the Company were re-designated and re-classified into Class A ordinary shares.

The Company also conducted a share repurchase of all of the Class A ordinary shares held by Qihong Bao (2,849,875 Class A ordinary shares), and by Platinum Analytics Limited (which is fully owned by Huiyi Zheng, and holds 9,611,350 Class A ordinary shares), and issued Class B ordinary shares to such shareholders on a one-for-one basis. As such, Qihong Bao holds 2,849,875 Class B ordinary shares and Platinum Analytics Limited holds 9,611,350 Class B ordinary shares, each with 20 votes, giving both of them 93.9% of the total voting power of all issued shares of the Company, thus providing them with control over the Company and causing the Company to be a “controlled company” under Nasdaq rules.

The disclosures at throughout Amendment No. 1 have been updated to reflect the dual share classes in response to the Staff’s comment.

About this Prospectus, page ii

3.	In the second paragraph under the table of contents, we note your disclosure that “You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of Ordinary Shares are sold or otherwise disposed of on a later date.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.

Response: The relevant disclosures on page ii of Amendment No. 1 have been revised in response to the Staff’s comment.

United States Securities and Exchange Commission April 7, 2025 Page 3

4.	In the fourth paragraph under the table of contents, we note your disclosure that representations, warranties and covenants that you have made in any agreement filed as an exhibit to the registration statement were made solely for the benefit of the parties and should not be relied upon as accurately representing your current state of affairs. Disclosure regarding an agreement’s representations, warranties and covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. If you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under the federal securities laws and that might otherwise contradict the representations, warranties and covenants contained in the agreements and will update such disclosure as required by federal securities laws.

Response: The relevant disclosures on page ii of Amendment No. 1 have been revised in response to the Staff’s comment.

Other Pertinent Information, page iii

5.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: The relevant disclosures on page iii of Amendment No. 1 have been revised in response to the Staff’s comment.

Corporate Structure, page 1

6.	You refer to the section “Our History and Structure” for more details on your corporate history. We were unable to locate a section entitled “Our History and Structure.” Please revise your disclosure accordingly. Additionally, please include all significant subsidiaries in your organizational chart and identify the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted.

Response: The relevant disclosures on page 1 of Amendment No. 1 have been revised in response to the Staff’s comment. Additionally, the Company would like to inform Staff that all significant subsidiaries of the Company have already been included in the organizational chart on page 2 of the DRS. The organizational chart in Amendment No. 1 has been updated to identify the entity in which investors are purchasing their interest and the entity in which the Company’s operations are conducted.

United States Securities and Exchange Commission April 7, 2025 Page 4

Prospectus Summary, page 1

7.	We note your statements that you have not independently verified industry and market data obtained from various third-party sources and that the accuracy and completeness of the information are not guaranteed. Please remove such disclosure or include a sentence expressly confirming that you are responsible for all disclosures in the registration statement.

Response: The relevant disclosures on page 1 of Amendment No. 1 have been deleted in response to the Staff’s comment.

8.	Please provide more specific disclosure with regard to why you believe that your products provide you with an advantage versus your competitors. For example, explain how your “fully integrated suite” is “agile in integrating cutting-edge AI technologies or customizing solutions to meet the specific demands of high-growth markets in Asia.” In addition, please provide support for you claim regarding your status as “a trailblazer in leveraging advanced AI technologies for foreign exchange (FX) trading and analytics.”

Response: The relevant disclosures on page 1 of Amendment No. 1 have been expanded in response to the Staff’s comment.

Risk Factors

Our lack of effective internal controls over financial reporting..., page 11

9.	On page 46, you disclose the audits of your financial statements for the years ended September 30, 2023 and 2024 identified three “material weaknesses” in your internal control over financial reporting. Please revise this risk factor to include a discussion of these identified “material weaknesses.”

Response: The relevant disclosures on page 17 of Amendment No. 1 have been revised in response to the Staff’s comment.

Contractual Obligations, page 44

10.	We refer to your disclosure relating to your “lease agreements for several offices.” Please revise to file each material lease agreement as exhibits or tell us why you believe each of the leases is not material. Refer to Item 601(b)(10) of Regulation S-K.

Response: The material lease agreement has been filed as Exhibit 10.1 to Amendment No. 1 in response to the Staff’s comment.

Business, page 53

11.	On page F-16, you disclose that you depend on a small number of suppliers. Please revise here or in your MD&A section to identify suppliers who accounted for 10% or more of your purchases for the fiscal year ended September 30, 2024 and disclose the material terms of any material agreements with these suppliers. Additionally, please file these agreements as exhibits. Lastly, please revise to discuss your dependence on a limited number of suppliers in your MD&A and add a risk factor discussing material risks related to your dependence on a limited number of suppliers. See Items 3.D, 4.B and 5 of Form 20-F and Item 601(b)(10) of Regulation S-K.

Response: The relevant disclosures on page 58 of Amendment No. 1 have been included in response to the Staff’s comment.

United States Securities and Exchange Commission April 7, 2025 Page 5

12.	We note that you are able to offer “highly customized, AI-driven solutions” and that you are “pioneering AI-driven trading and analytics solutions.” Please disclose whether the algorithms used in your products and services are proprietary or opensource and clarify the operational status of these products. Additionally, please add risk factors discussing any material risks resulting from your use of AI technologies.

Response: The relevant disclosures on pages 54 of Amendment No. 1 have been amended in response to the Staff’s comment.

Our Customers, page 57

13.	You disclose that your top two customers for the fiscal year ended September 30, 2024 accounted for 75.9% and 23.2% of your revenue, respectively. Please revise to identify these customers and disclose the material terms of any material agreements with these customers. Additionally, please file these agreements as exhibits. Lastly, please revise to discuss your dependence on a limited number of customers in your MD&A and add a risk factor discussing material risks related to your dependence on a limited number of customers. See Items 3.D, 4.B and 5 of Form 20-F and Item 601(b)(10) of Regulation S-K.

Response: The relevant disclosures on page 58 of Amendment No. 1 have been revised, and the customer agreements have been filed as Exhibit 10.3 and Exhibit 10.4, in response to the Staff’s comment.

Management, page 65

14.	Please revise to identify your chief financial officer.

Response: The Company’s Chief Financial Officer is Yinjie Zhou. The relevant disclosures on page 66 of Amendment No. 1 have been included in response to the Staff’s comment.

Employment Agreements, page 66

15.	Please file the employment agreements and indemnification agreements with each of your directors and executive officers.

Response: The employment agreements have been filed as Exhibits 10.5, 10.6 and 10.7 and the form of indemnification agreement has been filed as Exhibit 10.8 to Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission April 7, 2025 Page 6

Related Party Transactions, page 68

16.	We note that you have amounts due from related parties, including an entity controlled by your Chief Executive Officer, as of September 30, 2024. Exchange Act Section 13(k)(1) of the Exchange Act prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please disclose the business purpose of the loan and tell us whether you believe the amounts due from this entity implicate the prohibition in Section 13(k).

Response: The balance of amount due from a related parties has been fully settled as of January 10, 2025. The relevant disclosures on page 69 of Amendment No. 1 have been revised in response to the Staff’s comment.

NOTE 12 - SUBSEQUENT EVENTS, page F-25

17.	Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Response: The relevant disclosures on page F-25 of Amendment No. 1 have been revised in response to the Staff’s comment.

General

18.	We note that you disposed of your Hong Kong and Mainland China subsidiaries on January 10, 2025 and are currently headquartered in Singapore. Please revise to clarify the nature of your current business operations in China. In this regard, please revise to clarify:

(a) whether you currently generate any revenue from customers in Hong Kong or China, and if so, quantify the amount of revenue;

Response: No, the Company does not currently generate any revenue from customers in Hong Kong or China. The relevant disclosures on the cover page of Amendment No. 1 have been revised in response to the Staff’s comment.

(b) whether any of your officers or directors reside in, or are citizens of, Hong Kong or China; and

Response: Yes. Huiyi Zheng and Yinjie Zhou are citizens of China. The relevant disclosures on page 66 of Amendment No. 1 have been revised in response to the Staff’s comment.

(c) whether you have any other business operations in Hong Kong or China, such as assets located in Hong Kong or China or agreements with Hong Kong or China-based suppliers.

Response: The Company does not have any other business operations, such as assets in Hong Kong or China, but the Company has an agreement with a China based supplier. The relevant disclosures on the cover page of Amendment No. 1 have been revised in response to the Staff’s comment and the Company has filed the supplier agreement as Exhibit 10.2.

United States Securities and Exchange Commission April 7, 2025 Page 7

19.	We note that you did not identify an underwriter in this initial draft registration statement submission. Please identify an underwriter in your next submission or filing.

Response: The underwriter for this offering is Kingswood Capital Partners, LLC. The relevant disclosures throughout Amendment No. 1 have been revised in response to the Staff’s comment.

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor, anyone authorized to do so on the Company’s behalf to the best of its knowledge, have presented or expect to present to potential investors any written communications in reliance on Section 5(d) of the Securities Act.

Please call me at 212-407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian, Esq.
Andrei Sirabionian, Esq.
Partner

cc:    Huiyi Zheng, Chief Executive Officer and Director of Platinum Analytics Cayman Limited